UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          InterWest Medical Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    460909104
                                 (CUSIP Number)


                               September 29, 1998
             (Date of Event Which Requires Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP NO. 460909104

CUSIP No. 460909104                SCHEULE 13D

________________________________________________________________________________
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person (Entities Only)

     Bruce Paul

________________________________________________________________________________
2    Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                 a.  [_]
                                                                 b.  [x]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds

     PF

________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) OR 2(c)                                   [_]

     N/A

________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

          0

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row 9

     0%

________________________________________________________________________________
14   Type of Reporting Person (see Instructions)

     IN

________________________________________________________________________________

CUSIP No. 460909104



Item 1.    Security and Issuer

           Common Stock
           $.001 par value
           InterWest Medical Corporation
           3221 Hulen Street, Suite C
           Fort Worth, Texas 76107-6193


Item 2.    Identity and Background

           (a)   Bruce Paul

           (b)   One Hampton Road
                 Purchase, NY 10577

           (c)   Private Investor
                 One Hampton Road
                 Purchase, NY 10577

           (d)   During  the last  five  years,  the  Reporting  Person  was not
                 convicted   in  a  criminal   proceeding   (excluding   traffic
                 violations or similar misdemeanors).

           (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)   United States


Item 3.    Source and Amount of Funds or Other Consideration

           N/A


Item 4.    Purpose of Transaction

           On September 29, 1998, the Reporting Person sold all of his stock of the Issuer (including stock held as custodian for his children) in a private transaction to reduce his holdings in the Issuer to zero.

CUSIP No. 460909104



Item 5.    Interest in Securities of Issuer

                 0


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

           The Reporting Person and the Issuer executed a letter agreement dated September 29, 1998 in which the Reporting Person agreed not to directly or indirectly acquire any other securities of the Issuer or to encourage or assist any other persons or firms in acquiring such securities.

           The Reporting Person has no other contracts, arrangements, understandings or relationships (legal or otherwise) among any other persons with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits, loss, in the giving or withholding of proxies.


Item 7.    Materials to be Filed as Exhibits

           Exhibit 1 September 29, 1998 letter agreement between the Reporting Person and the Issuer.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  10/8/98
                                        ------------------------------
                                                   Date



                                               /s/ Bruce Paul
                                        ------------------------------
                                                 Bruce Paul



                                   Page 4 of 4